November 14, 2008

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549-7010

Re:	Rockies Region 2007 Limited Partnership
Amendment No. 1 to Registration Statement on Form 10
Filed August 6, 2008
File No. 0-53201
SEC Letter of Comments Dated October 14, 2008

Dear Mr. Schwall,

This letter is our response to the comment letter received from the Staff of the Securities and Exchange Commission, dated October 14, 2008 in reference to Amendment No. 1 to Registration Statement on Form 10, File No. 0-53201, filed on August 6, 2008 by Rockies Region 2007 Limited Partnership (Partnership).

This transmittal letter keys our response to your letter and particular places in the amendment reflecting the revisions.  For the convenience of the Staff, each of the comments from the October 14, 2008 comment letter is restated in italics prior to the response.

General

1.
Please note that, unless otherwise specified, the following comments are intended to apply to disclosure in your registration statement on Form 10, and if applicable, to disclosure in your quarterly report on Form 10-Q for the quarter ended June 30, 2008.

Response:  We note your response and understand that your comments relate to the Form 10 and Form 10Q, if applicable.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

2.	Please file an amendment to your registration statement on Form 10 to reflect any material information required to be disclosed through the date of your most recent quarterly report.

Response:  We note your response and are filing an amendment to Form 10 which includes the financial information for the quarter ended March 31, 2008.  The Form 10 has been updated for any material events that are required to be disclosed through September 30, 2008, the date the original Form 10-Q for the quarter ended June 30, 2008 was filed.  Additionally, we will file an amendment to Form 10-Q for the quarter ended June 30, 2008.  The Form 10-Q will also be updated for any material events that are required to be disclosed through September 30, 2008.  Lastly, we plan to file the Form 10-Q for the quarter ended September 30, 2008 on November 19, 2008.

3.
We note your response to our prior comment 11 that you will include reserves resulting from anticipated Codell recompletions as proved undeveloped reserves on a prospective basis.  Please amend your Form 10 to accurately reflect these reserves as proved undeveloped reserves for the periods ended December 31, 2007 and March 31, 2008.  Further, quantify the impact this error in your reported reserves has on your depreciation, depletion and amortization expense for the capitalized cost of your wells and related equipment and facilities for each period presented.  If the error in reporting depreciation, depletion and amortization expense is material to the financial statements contained in your Form 10, please amend your filing to provide restated financial statements pursuant to SFAS 154.  If you conclude the change is not material, please provide your materiality analysis in accordance with SAB No. 99.

Response:  We have amended our Form 10 to reflect the reserves from the anticipated Codell recompletions as proved undeveloped reserves for the periods ended December 31, 2007 and March 31, 2008.

Including the above referenced reserves from the anticipated Codell recompletions as proved undeveloped reserves did not impact our depreciation, depletion and amortization expense and therefore, did not result in an adjustment to our previously reported financial information.  Rather, for accounting purposes, we are treating these reserves as proved undeveloped reserves in accordance with Statement of Financial Accounting Standards No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies.

4.
We note your response to our prior comment 5.  Please revise your proposed disclosure to reference any reports that you have failed to file in a timely manner.  For example, we note that your quarterly report on Form 10-Q for the quarter ended June 30, 2008 was not filed until September 30, 2008.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

Response:  We note your response and have revised the last six sentences of this risk factor as follows:

The various limited partnerships, except for Rockies Region 2007 Limited Partnership and Rockies Region 2006 Limited Partnership, have not filed their amended annual reports for the years ended prior to and including December 31, 2004, if applicable, or their amended reports for the quarter ended March 31, 2005, if applicable, and have not yet filed their quarterly reports for the quarters ended June 30 and September 30, 2005, if applicable, and March 31, June 30, and September 30, 2006, their annual reports for the years ended December 31, 2005, December 31, 2006 and December 31, 2007, and their quarterly reports for the quarters ended March 31, 2007, June 30, 2007, September 30, 2007, March 31, 2008, June 30, 2008 and September 30, 2008. Exceptions to the above include PDC 2005-A Limited Partnership, PDC 2005-B Limited Partnership and PDC 2004-A Limited Partnership, all of which filed an annual report on Form 10-K for the year or period ended December 31, 2005. Additionally, Rockies Region Private Limited Partnership filed an amendment to their registration statement on Form 10 which included financial statements for the period ended December 31, 2005 and the quarter ended March 31, 2006. Rockies Region Private Limited Partnership also filed a quarterly report on Form 10-Q for the quarter ended June 30, 2006.  These limited partnerships are in the process of correcting their erroneous reports and preparing the quarterly and annual reports that they have not yet filed.  Until these partnerships file their requisite periodic reports, investors will be unable to review the financial statements of the various limited partnerships as an additional source of information they can use in their evaluation of their investment in the Partnership.  Currently the Managing General Partner has in place a compliance effort addressing the delinquent reports of the various limited partnerships.  However, due to the amount of effort and time required to bring the limited partnerships into compliance with Exchange Act periodic reporting requirements, the Partnership and the various limited partnerships may be unable in the future to file their required periodic reports with the Securities and Exchange Commission in a timely manner.  In addition, the June 30, 2008 Form 10-Q for Rockies Region 2007 Limited Partnership was filed on September 30, 2008, which was after the required filing deadline. The September 30, 2008 Form 10-Q for Rockies Region 2007 Limited Partnership will also be filed after the filing deadline of November 14, 2008.

5.
We remind you of your undertaking, with respect to prior comments 2-4, to provide revised disclosure in any future amendments to your registration statement on Form 10.  In addition, we would expect that you would include in your amended Form 10 the disclosure that you proposed to include in “future filings” in response to our prior comments 7-9.

Response:  Prior comment two - We note your comment and have deleted the reference to both “Annual Report” and the period ended December 31, 2007 and revised the first sentence as follows:

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

The purpose of this Amendment No. 2 to Rockies Region 2007 Limited Partnership’s Form 10, filed on April 29, 2008 (the “Original Filing”) and amended on August 6, 2008, is to update the financial statements to comply with Rule 3-12 of Regulation S-X and to revise and/or add additional disclosures in response to comments received from the staff of the Securities and Exchange Commission.

Prior comment three - We note your comment and removed the language in the original paragraph suggesting that our disclosure in Form 10/A does not reflect events occurring after the filing of the Form 10.

Prior comment four - We note your comment and have removed the first sentence which references “currently dated certifications”.

Prior comment seven - We note your response and have revised the disclosure to include the following comment after the table summarizing transactions between the Partnership and the Managing General Partner and an Affiliate:

Management believes these transactions were on terms no less favorable than could have been obtained from non-affiliated third parties.

Prior comment eight - We note your comment and have revised the disclosure to include the footnote references as appropriate to the table summarizing the participation of the Investor Partner and the Managing General Partner.

Prior comment nine - We note your comment.  The word “not” in the second sentence of the revised disclosure presented was in error.  The word “not” has been removed and the disclosure revised as follows:

“In addition, PDC has agreed to indemnify each additional general partner for the amounts of obligations, risks, losses, or judgments of the Partnership or the Managing General Partner which exceed the amount of applicable insurance coverage and amounts which would become available from the sale of all Partnership assets.  Such indemnification applies to casualty losses and to business losses, such as losses incurred in connection with the drilling of an unproductive well, to the extent such losses exceed the Additional General Partners’ interest in the undistributed net assets of the Partnership.  If, on the other hand, such excess obligations are the result of the negligence or misconduct of an Additional General Partner, or the contravention of the terms of the Partnership Agreement by the Additional General Partner, then the foregoing indemnification by the Managing General Partner shall be unenforceable as to such Additional General Partner and such Additional General Partner shall be liable to all other Partners for damages and obligations resulting there from.  (See section 7.02 of the limited partnership agreement).”

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2008

Controls and Procedures, page 23

6.
We note disclosure of material weaknesses in internal control over financial reporting for the period ended June 30, 2008.  Please provide quantitative disclosure, if known, of the dollar amount of exposure or potential range of the dollar amount of revisions to the financial statements resulting from the material weaknesses cited.

Response:  We note your comment.  We have expanded our disclosure by adding additional language at the end of the third paragraph of “Evaluation of Disclosure Controls and Procedures” as follows:

However, due to the nature and extent of the material weaknesses noted, the Partnership is not able to quantify the dollar amount of exposure or potential range of the dollar amount of potential revisions to the financial statements from these material weaknesses.

7.
Please amend your filing to specifically describe any remedial measures that you have initiated or plan to undertake to address the material weaknesses identified in your report.  For example, describe the “additional procedures” that were undertaken to ensure that the financial statements were fairly presented in all material respects in accordance with generally accepted accounting principals for the three and six months ended June 30, 2008.

Response:  We note your comment.  We have expanded our disclosures by adding additional language after the second sentence of paragraph four of “Evaluation of Disclosure Controls and Procedures,” which describes the additional procedures as follows:

These additional procedures consisted of enhanced analytical procedures, performed during the March 30, 2008 and June 30, 2008 quarterly financial closings, by Partnership personnel to test the reasonableness of spreadsheetinformation provided by the Managing General Partner. These reasonableness tests were used to assess the validity of the information in the spreadsheets.  Partnership personnel also reviewed spreadsheets for completeness and tested them for accuracy.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

Additionally, we have revised the disclosures of bullet point one and expanded the disclosures, by adding additional language as a second and third bullet point to paragraph one of “Changes in Internal Control over Financial Reporting,” which describe additional steps taken by the Managing General Partner relating to these material weaknesses.  These steps are described as follows:

•
During the first quarter of 2008, the Managing General Partner implemented the general ledger, accounts receivable, cash receipts, revenue, financial reporting, and joint interest billing modules as part of a new broader financial system.  The Managing General Partner had planned to implement a Partnership distribution module in 2008, however, the Managing General Partner currently does not expect this module to be in place until 2009.  The new financial system will enhance operating efficiencies and provide more effective management of Partnership business operations and processes.  The Managing General Partner believes the phased-implementation in approach it is taking reduces the risks associated with the new financial system implementation. The Managing General Partner has taken the necessary steps to monitor and maintain appropriate internal controls during this period of change.  These steps include documenting all new business process changes related to the new financial statement; testing all new business processes on the new financial  system; and conducting training related to the new business processes and to the new financial system software.  The Managing General Partner expects the implementation of the new financial system will strengthen the overall systems of internal controls due to enhanced automation and integration of related processes.  The Managing General Partner continues to modify the design and documentation of internal control processes and procedures related to the new financial system to supplement and complement existing internal controls over financial reporting.  The system changes were developed to integrate systems and consolidate information, and were not undertaken in response to any actual or perceived deficiencies in the Partnership's internal control over financial reporting.  Testing of the controls related to these new systems is ongoing and is included in the scope of the Managing General Partner's assessment of the Partnership's internal control over financial reporting for 2008.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

•
During the third quarter of 2008, the Managing General Partner improved controls over certain key financial statement spreadsheets that support all significant balance sheet and income statement accounts.  Specifically, the Managing General Partner enhanced the spreadsheet policy to provide additional clarification and guidance with regard to risk assessment and enforced controls over:  1) the security and integrity of the data used in the various spreadsheets, 2) access to the spreadsheets, 3) changes to spreadsheet functionality and the related approval process and documentation and 4) increased management’s review of the spreadsheets.

•
During the third quarter of 2008, in addition to accredited derivative training attended by key personnel, the Managing General Partner created and documented a desktop procedure to:  1) ensure the completeness and accuracy of the Managing General Partner’s derivative activities and 2) supplement key controls previously existing in the process.  Further, the desktop procedure provides for a more robust review of the Managing General Partner’s derivative process.  This procedure will continue to be enhanced throughout the fourth quarter of 2008.

8.
If you have initiated or plan to undertake remedial measures, please disclose whether there is an established timeline for implementing such measures, and provide quantitative information regarding the anticipated cost of such measures.

Response:  We note your comment.  We have expanded our disclosures by adding additional language after the bullet point of “Changes in Internal Control Over Financial Reporting,” to address the Managing General Partner’s plans for additional remedial measures as follows:

Remediation of Material Weaknesses in Internal Control

PDC, the Managing General Partner, with oversight from the Audit Committee of its Board of Directors, has been addressing the material weaknesses disclosed in its 2007 Annual Report on Form 10-K and Item 4 of its subsequently filed Quarterly Report on Form 10-Q.  PDC believes, through the implementation of the above changes in internal controls over financial reporting, that it will be able to remediate these known material weaknesses as of December 31, 2008.  However, these control weaknesses will not be considered remediated until the changes in internal controls over financial reporting are operating effectively for a sufficient period of time and PDC has concluded, through testing, that these controls are operating effectively.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

Until PDC, the Managing General Partner, has concluded that it has remediated these known material weaknesses in internal control over financial reporting, the Managing General Partner will perform additional analysis and procedures in order to ensure that its condensed consolidated financial statements contained in its subsequent SEC filings are prepared in accordance with generally accepted accounting principles in the United States.

In addition, we have expanded our disclosures by adding additional language after the last paragraph of “Changes in Internal Control Over Financial Reporting,’ to address Partnership plans for additional remedial measures as follows:

In addition to the remedial measures already taken by the Partnership personnel and the Managing General Partner, the Partnership plans to initiate a plan to make similar changes to internal control over financial reporting to improve controls over certain key financial statement spreadsheets that support all significant balance sheet and income statement accounts.  The Partnership will also create and document a procedural framework to ensure the completeness and accuracy of Partnership derivative activities.  This plan is expected to be complete by December 31, 2008 with implementation planned for the first half of 2009.  At present, the Partnership has not quantified the cost of this initiative, however the majority of this cost is expected to be paid by the Managing General Partner.

Acknowledgements

In connection with this response Petroleum Development Corporation, the Managing General Partner of the Partnership, acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of the filing or in response to your comments on our filing.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission

If you would like to further discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please telephone me at (304) 808-6255.  Additionally, in my absence, you may contact David McHenry, Director of Partnerships, at (304) 808-6325.

Respectfully submitted,

Darwin L. Stump
Chief Accounting Officer Petroleum Development Corporation, Managing General Partner of the Registrant